UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 9, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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DSM AND CRUCELL CELEBRATE OPENING OF PERCIVIA PER.C6(R) DEVELOPMENT CENTER IN
CAMBRIDGE, MASS.

NEW FACILITY EXCLUSIVELY DEDICATED TO RESEARCH AND DEVELOPMENT OF PER.C6(R) HUMAN CELL LINE PLATFORM FOR LICENSEES

PARSIPPANY, USA/LEIDEN, THE NETHERLANDS, NOVEMBER 8, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) and technology partner DSM Biologics, a business unit of DSM Pharmaceutical Products announced today the opening of the PERCIVIA PER.C6(R) Development Center, a product of an earlier announced joint venture between the two Dutch companies. The official opening ceremonies will take place at the PER.C6(R) Development Center (1 Hampshire Street, Cambridge, Mass.) on Tuesday, November 14 at 11 a.m.

PERCIVIA was conceived and designed to further develop the PER.C6(R) cell line and provide turnkey solutions for the production of pharmaceutical proteins to licensees utilizing the PER.C6(R) human cell line in the biotech industry - currently a $35 billion USD industry.

"PERCIVIA's state-of-the-art facility will generate the know-how and support for the use of PER.C6(R) cells in the manufacturing of human therapeutic proteins," said Dr. Marco Cacciuttolo, Chief Executive Officer of PERCIVIA. "With over 20 companies licensing the technology for protein and monoclonal antibody production, we anticipate that the PER.C6(R) cell line will become the leading choice for many biotechnology and pharmaceutical companies, and PERCIVIA is well-positioned to support this growing market."

"The tremendous promise and potential of PER.C6(R) technology has become apparent not only from our own work, but particularly from customer and licensee feedback," commented Leendert Staal, Chief Executive Officer of DSM Pharmaceutical Products. "This R&D center dedicated to the further development of the PER.C6(R) technology platform will play a key role in establishing the PER.C6(R) cell line as a new standard in the production of human therapeutic proteins."

Ronald H.P. Brus, President & CEO of Crucell added: "Our current and future PER.C6(R) technology licensees will be able to continuously benefit from the know-how generated in the PERCIVIA PER.C6(R) Development Center. The recombinant protein market is very large and still growing, and we believe that this center will provide an important service to licensees in this progressive industry."

THE PER.C6(R) TECHNOLOGY PLATFORM AND PROTEIN PRODUCTION
The PER.C6(R) technology platform, optimized at PERCIVIA, will be comprised of cell line generation technology, cell culture media development, upstream and downstream processes, equipment selection, scale-up, technology transfer, and regulatory support.

The key benefits of the PER.C6(R) cell line are:

0 Rapid development - Crucell, DSM and their vendor network have worked closely together to offer customers a serum-free, suspension adapted PER.C6(R) cell line in three months, and move from clone to Phase I material in less than 12 months.

0 Regulatory acceptance & safety in the clinic - Many PER.C6(R) produced products have been tested in clinical trials, with several heading towards Phase III trials. In the clinic, not a single adverse event has been documented due to the use of PER.C6(R) produced materials. The complete history of the cell line is documented in an FDA-filed Biologics Master File (BMF), in greater detail than any other cell line.

0 Human-like glycosylation - PER.C6(R) cells provide human-like glycosylation for monoclonal antibodies. Products produced in rodent-derived cell lines, such as NS/0 and CHO, do not have human glycosylation profiles like the PER.C6(R) cell line.

0 Scalable and high yields - The PER.C6(R) cell line has successfully performed up to a 20,000L scale. For IgG1 monoclonal antibodies, production levels of 3.5g/L (and up to 40pg/cell/day) have been achieved with PER.C6(R) cells.

ABOUT PERCIVIA

PERCIVIA PER.C6(R) Development Center LLC is a joint venture between DSM and Crucell. The Center has approximately 47,000 square feet of laboratory space in Cambridge, Mass, and will have a staff of 50 highly skilled staff engaged in the development and optimization of the human PER.C6(R) cells as an expression platform for proteins and monoclonal antibodies for therapeutic use. This center of excellence will provide a fully integrated technology platform, and true turn-key solutions for the production of pharmaceutical proteins, to the biotech industry and scientific community. This PER.C6(R) technology platform will comprise cell line generation technology, cell culture media development, upstream and downstream processes, equipment selection, scale-up, technology transfer, and regulatory support. PERCIVIA will have dedicated space for PER.C6(R) cell line users to experience the technology hands on. For more information, please visit www.PERCIVIA.com.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Korea and the US. The Company employs about 900 people. For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6(R), CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

ABOUT DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 - Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                              DSM BIOLOGICS
Paul Vermeij                              Brad Carlson
Director Investor Relations               Vice President, Marketing, Sales & NBD
and Corporate Communications              Tel. +1 (585) 624-3844
Tel. +31 (0)71 524 8718                   Brad.Carlson@dsm.com
p.vermeij@crucell.com

AGENCY CONTACT, USA
Michelle Tsai, Hill & Knowlton, Inc.
Tel. 1 212 885 0366 Fax. 1 212 885 0570
michelle.tsai@hillandknowlton.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   November 9, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer